SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

REPORT PURSUANT TO

SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

RadioShack Supplemental Stock Purchase Plan

(full title of Program)

RADIOSHACK CORPORATION

100 Throckmorton Street

Suite 1800

Fort Worth, Texas 76102

(Name of issuer and address of principal executive offices)

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

At December 31, 2003 and 2002 and for the

Year Ended December 31, 2003

Additional information required for Form 5500 at December 31, 2003

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

RadioShack Supplemental Stock Purchase Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadioShack Supplemental Stock Purchase Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2003 and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

June 25, 2004

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

At December 31, 2003 and 2002

	December 31,
	2003	2002
Assets
Investments, at fair value:
RadioShack Corporation common stock	$19,146,590	$12,203,620

Total investments	19,146,590	12,203,620

Net assets available for benefits	$19,146,590	$12,203,620

The accompanying notes are an integral part of these financial statements

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2003

Additions:

Investment income:
Dividends	$150,744
Net appreciation in fair value of investments	7,471,577

Total investment income	7,622,321

Contributions:
Participants	1,310,713
Employer	1,048,571

Total contributions	2,359,284

Total additions	9,981,605

Deductions:
Benefits paid to participants	3,038,635

Total deductions	3,038,635

Net increase in plan assets	6,942,970

Net assets available for benefits at beginning of year	12,203,620

Net assets available for benefits at end of year	$19,146,590

The accompanying notes are an integral part of these financial statements

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1	Description of the Plan

The following description of the RadioShack Supplemental Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s prospectus for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to assist the employees of RadioShack Corporation, its divisions and subsidiaries (collectively, the “Company”) in building personal net worth and to encourage ownership in the Company by providing an opportunity for regular investment in the Company’s common stock after an employee has reached his or her maximum annual salary deferral contribution limit under the RadioShack 401(k) Plan, as set forth by the Internal Revenue Code (the “Code”).

The Plan has one investment option, the Company’s common stock, rendering the entire Plan nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is presented in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan is subject to Title I of the Employee Retirement Security Act of 1974 (“ERISA”) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage and such insurance is not extended to participants in the Plan.

Administration

The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. The assets of the Plan are monitored and transactions therein are maintained by the Plan’s sponsor, RadioShack Corporation.

Contributions

Through authorized payroll deductions, a participant may contribute, on a post-tax basis, up to 8% of his or her gross salary or wages to the Plan after reaching a maximum annual salary deferral contribution limit under the RadioShack 401(k) Plan.

The Company makes matching contributions to the Plan equal to 80% of a participant’s contribution.

Cash dividends are credited to a participant’s account as other contributions paid on the shares of common stock in the participant’s account and reinvested to purchase additional shares of the Company’s common stock. These other contributions are not subject to matching contributions by the Company.

A participant’s contributions and the Company’s matching contribution are components of the participant’s current compensation and, as such, are subject to all applicable federal insurance contributions and federal, state, and local withholding taxes. The cash dividends allocated to a participant’s account are taxable to the participant in the calendar year allocated.

At the end of each calendar quarter or as promptly as practicable thereafter, the participant’s contribution, the Company contribution and any other contributions are aggregated for the acquisition of the Company’s common stock, with shares being credited to each participant’s account on the basis of the number of shares purchased at a price equal to the average of the closing prices of the Company’s common stock as reported in the New York Stock Exchange Composite Transactions for each trading day in the calendar month in which the contributions are made.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the appropriate Company matching contribution and associated dividends on the underlying shares.

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Vesting

Participants are fully vested in all shares allocated to their accounts.

Benefits Paid to Participants

The distribution of the Company’s common stock to a participant is not a taxable event. Cash paid in lieu of stock upon withdrawal will, to the extent that it exceeds or is less than the cost basis of the Company’s common stock, be treated as a long-term or short-term capital gain or loss, respectively.

A participant will recognize a gain or loss on the subsequent disposition of his or her common stock, measured by the difference between the amount realized and the cost basis.

If a participant withdraws from the Plan during a quarter, all quarter-to-date contributions are returned to the participant in the form of cash, as they will have not yet been used to purchase stock. The Company’s matching contribution associated with the participant’s contributions is also remitted to the participant in the form of cash.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Plan sponsor, and thus are not a component of the changes in net assets available for benefits.

2	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Company’s common stock is valued at the closing price as reported in the New York Stock Exchange Composite Transactions. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Concentration, Market and Credit Risk

The Plan only invests in the Company’s common stock. Equity securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with equity securities, it is at least reasonably possible that changes in the values of equity securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

Benefits Paid to Participants

Benefits are recorded when paid.

3	Income Tax Status

The Plan is not a qualified plan under Section 401 of the Code. All items of income and gains and losses are treated as received or incurred directly by the participants for income tax purposes.

4	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

5	Related Party Transactions

The Plan invests in common stock of the Company. At December 31, 2003 and 2002, the Plan held 624,074 and 651,207 shares, respectively, which represented less than 1% of the outstanding shares of the Company at those dates.

Schedule I

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN	EIN - 75-1047710
Schedule H, line 4i	Plan Number - 301
Schedule of Assets (Held at End of Year)
At December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current Value
*	RadioShack Corporation	Common stock, 624,074 shares	$14,620,381	$19,146,590

			$14,620,381	$19,146,590

*	Denotes a party-in-interest to the Plan as defined by ERISA

Schedule II

RADIOSHACK SUPPLEMENTAL STOCK PURCHASE PLAN	EIN - 75-1047710
Schedule H, line 4j	Plan Number - 301
Schedule of Reportable Transactions
For the Year Ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Series
*RadioShack	Common stock	$2,510,028	$—	$—	$—	$2,510,028	$2,510,028	N/A

Individual
*RadioShack	Common stock	1,232,018	—	—	—	1,232,018	1,232,018	N/A
*RadioShack	Common stock	1,152,282	—	—	—	1,152,282	1,152,282	N/A

*	Denotes a party-in-interest to the Plan as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RadioShack Supplemental Stock Purchase Plan

By:	/s/ A. Grothues
A. Grothues
Administrative Committee Member

By:	/s/ D. Johnson
D. Johnson
Administrative Committee Member

By:	/s/ R. Ray
R. Ray
Administrative Committee Member

Date: June 28, 2004

Index to Exhibits

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm